Exhibit 99.1

ORLA MINING LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Tuesday, June 16, 2026 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

1. Election of Directors:	FOR	AGAINST
Charles Jeannes	249,433,613 (99.91%)	231,897 (0.09%)	Carried
Jason Simpson	249,474,105 (99.92%)	191,406 (0.08%)	Carried
Jean Robitaille	229,883,308 (92.08%)	19,782,202 (7.92%)	Carried
David Stephens	249,101,848 (99.77%)	563,663 (0.23%)	Carried
Elizabeth McGregor	249,419,097 (99.90%)	246,414 (0.10%)	Carried
Tamara Brown	249,452,393 (99.91%)	213,117 (0.09%)	Carried
Ana Sofía Ríos	249,453,070 (99.91%)	212,441 (0.09%)	Carried
Rob Krcmarov	246,442,566 (98.71%)	3,222,945 (1.29%)	Carried
Joanna Pearson	247,565,880 (99.16%)	2,099,631 (0.84%)	Carried

	FOR	WITHHELD
2. Appointment of Auditors: Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Board of Directors to fix their remuneration.	257,611,878 (99.92%)	214,300 (0.08%)	Carried

	FOR	AGAINST
3. Say-on-Pay: A non-binding advisory resolution accepting the Company’s approach to executive compensation.	242,358,890 (97.07%)	7,306,618 (2.93%)	Carried